Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-101643 and 333-110594

Supplement No. 1 to Exchange Offer Supplement, dated April 15, 2004.

United Mexican States

Invites the Owners of its

U.S.$3,300,000,000 8.125% Global Bonds due 2019 (the “2019 Bonds”)
U.S. $1,750,000,000 8.00% Global Notes due 2022 (the “2022 Notes”)
U.S. $1,750,000,000 11.50% Global Bonds due 2026 (the “2026 Bonds”)
(collectively, the “Old Bonds”)

to submit, in a modified Dutch auction, offers
to exchange Old Bonds for a combination of

U.S. dollar-denominated 5.875% Global Notes due 2014 (the “2014 Notes”)
or
U.S. dollar-denominated 7.500% Global Notes due 2033 (the “2033 Notes”)
(together with the 2014 Notes, the “Reopened Notes”)

and, in each case, a U.S. dollar amount of cash

We refer to the six resulting possible exchange combinations as the “Combinations.”

The exchange offer supplement, the accompanying prospectus, prospectus supplement and the related letters of transmittal are together referred to as the “Invitation.”

        The United Mexican States (“Mexico”) has set the UST Benchmark Rate, the Benchmark Spread, the Old Bond Exchange Value, the Reopened Note Exchange Value and the Exchange Ratio for each Combination relating to Mexico’s Invitation, dated April 15, 2004, for holders to exchange their Old Bonds for a combination of 2014 Notes or 2033 Notes and, in each case, a U.S. dollar amount of cash. Terms used but not defined herein have the meanings set forth in the Invitation.

        The UST Benchmark Rate for Combinations involving Old Bonds being exchanged for 2014 Notes, i.e., the yield to maturity of the U.S. Treasury 4.00% Note due February 15, 2014, is 4.385%. The UST Benchmark Rate for Combinations involving Old Bonds being exchanged for 2033 Notes, i.e., the yield to maturity of the U.S. Treasury 5.375% Bond due February 15, 2031, is 5.203%.

        The Benchmark Spread is 1.490% for Combinations involving Old Bonds being exchanged for 2014 Notes and 2.100% for Combinations involving Old Bonds being exchanged for 2033 Notes.

        The Old Bond Exchange Value for each Combination, expressed as a price per U.S. $1,000 principal amount, is as follows:

Old Bond Series	Old Bond Exchange Value for Exchange into
	2014 Notes	2033 Notes
2019 Bonds	U.S. $906.44	U.S. $1,155.60
2022 Notes	U.S. $1,103.79	U.S. $1,102.92
2026 Bonds	U.S. $1,315.21	U.S. $1,512.56

        In addition, for Combinations involving 2019 Bonds or 2026 Bonds exchanged for 2014 Notes, there will be a Base Cash Component for each U.S. $1,000 principal amount of Old Bonds accepted for exchange equal to U.S. $250.00 and U.S. $200.00, respectively.

        The Reopened Note Exchange Value is U.S. $1,031.21 for the 2014 Notes and U.S. $1,027.49 for the 2033 Notes.

        The Exchange Ratio for each Combination is as follows:

Old Bond Series	Old Bond Exchange Value for Exchange into
	2014 Notes	2033 Notes
2019 Bonds	0.879006	1.124682
2022 Notes	1.070383	1.073412
2026 Bonds	1.275405	1.472092

        The Expiration Date of the Invitation remains Tuesday, April 20, 2004, at 4:15 P.M., New York City time.

        Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of the exchange offer supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

April 20, 2004.